Putnam Investments
One Post Office Square
Boston, MA 02109

March 5, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Schedule 14A (File No. 811-07513), filed with the Securities and
Exchange Commission (the “Commission”) on February 12, 2018 (the “Proxy
Statement”), of Putnam Funds Trust, on behalf of its series, Putnam Absolute Return 100
Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the staff of the Commission (the “Commission Staff”) on February 21, 2018 regarding the Proxy Statement. The Proxy Statement relates to a proposed management contract that will eliminate the performance adjustment component of the Fund’s management fee. For convenience of reference, I have summarized each comment before the Fund’s response.

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Proxy Statement has been finalized with all brackets removed and all material information provided.

2. Comment: In the letter to shareholders that precedes the proxy statement, please list the changes to the Fund if the proposed management contract is approved in a bulleted format. If accurate, please provide an explicit statement that such changes do not require shareholder approval. Please also explain (i) why the repositioning of the Fund is related to the approval of the proposed management contract and (ii) whether the repositioning of the Fund would take place if the proposed management contract is not approved.

Response: The letter to shareholders has been revised to list the changes to the Fund that would occur if the proposed management contract is approved in a bulleted format. The letter has also been revised to state that these changes do not require shareholder approval. In addition, the letter has been revised to explain that (i) Putnam Management believes that the performance adjustment component of the management fee would not be appropriate for the Fund if it were repositioned as a relative return, short-term bond fund and (ii) the changes and repositioning of the Fund would not take place on June 1, 2018 (the anticipated effective date for the proposed management contract and repositioning of the Fund) if the proposed management contract is not approved. The letter has been revised further to state that, in the event that shareholders do not

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approve the proposed management contract, Putnam Management may consider a number of options for the Fund, including abandoning the repositioning of the Fund as a relative return, short-term bond fund, pursuing an alternative fee structure for the Fund, and/or other structural changes to the Fund. The letter notes that some of these options may require shareholder approval for implementation.

3. Comment: In the Notice of Special Meeting of Shareholders that precedes the proxy statement, please revise the proposal description to specify that the performance adjustment component of the Fund’s management fee will be eliminated.

Response: The requested change has been made.

4. Comment: In the Notice of Special Meeting of Shareholders that precedes the proxy statement, please specify that the Fund’s investment objective, investment strategies and related risks will change if the proposed management contract is approved.

Response: The requested change has been made.

5. Comment: Under the sub-sections “What is this proposal?” and “Why did Putnam Management propose a new management contract for your fund?,” please explain that the elimination of the performance adjustment component of the management fee will not benefit shareholders in all circumstances and could result in higher management fees.

Response: The requested changes have been made.

6. Comment: Under the sub-section “What is this proposal?,” please state whether the repositioning of the Fund would take place if the proposed management contract is not approved.

Response: Under the sub-section “What is this proposal?,” the Proxy Statement has been revised to state that the repositioning of the Fund would not take place on June 1, 2018 if the proposed management contract is not approved.

7. Comment: Please add a Question and Answer explaining the consequences for the Fund if shareholders do not approve the proposed management contract.

Response: The Proxy Statement has been revised to add a question regarding the consequences for the Fund if shareholders do not approve the proposed management contract. The answer to the question explains that the Fund would not be repositioned on June 1, 2018 and would continue to be managed in the same way that it is currently managed. The answer also explains that, in the event that shareholders do not approve the proposed management contract, Putnam Management may consider a number of options for the Fund, including abandoning the repositioning of the Fund as a relative return, short-term bond fund, pursuing an alternative fee structure for the Fund, and/or other structural changes to the Fund. The letter notes that some of these options may require shareholder approval for implementation.

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8. Comment: Please confirm supplementally whether additional criteria motivated the proposal for a new management contract for the Fund, other than that which is described under the sub-section “Why did Putnam Management propose a new management contract for your fund?”

Response: It is confirmed that there were no additional criteria motivating the proposal.

9. Comment: Under the sub-section “If the new management contract is approved, would there be changes to the investment goal, strategies or risks of the fund?,” please explain that the Fund’s increased exposure to corporate credit, residential mortgage-backed securities, asset-backed securities and emerging market debt and decreased exposure to cash relative to the Fund’s current strategy may increase the Fund’s risk of losses.

Response: The requested changes have been made.

10. Comment: Under the sub-section “If the new management contract is approved, would there be changes to the investment goal, strategies or risks of the fund?,” please explain why the repositioning of the Fund is related to the approval of the proposed management contract.

Response: The answer to “If the new management contract is approved, would there be changes to the investment goal, strategies or risks of the fund?” has been revised to explain that Putnam Management believes that the performance adjustment component of the management fee would not be appropriate for the Fund if it were repositioned as a relative return, short-term bond fund. The answer has also been revised to state that the current management fee structure, with a performance adjustment component that is based on the ICE BofAML U.S. Treasury Bills Index plus a specified hurdle rate, was designed to reflect the Fund’s current absolute return strategy. In addition, the answer has been revised to explain that Putnam Management does not believe that the same management fee structure is appropriate for a fund with a different, relative return strategy and a benchmark of the ICE BofAML 1-3 Year Corporate Credit Index.

11. Comment: Please supplementally explain whether management fees will be subject to an expense limitation under the proposed new management contract.

Response: The Fund’s management fee will not be subject to an expense limitation under the proposed new management contract, although for a transition period of eighteen months, the Fund’s management fee will be the lesser of (i) the monthly fee of 0.40% of the monthly average of the Fund’s net asset value and (ii) the fee that the Fund would have paid under the current management contract. The transition period is intended to prevent the Fund from being charged higher management fees immediately following the adoption of the new management contract than would have been payable under the current management contract. The Fund’s management fee will continue to be a “unitary” fee where, in return for the management fee,

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Putnam Management provides the Fund with investment management and investor servicing and bears the Fund’s organizational and operating expenses, excluding performance fee adjustments, distribution and service (12b-1) fees, brokerage, interest, taxes, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses.

12. Comment: Under “Calculation of current management fee” in the sub-section “What are the implications for the calculation of the fund’s management fee if the proposed new management contract is approved?,” please explicitly state whether the performance fee adjusted management fees upward or downward.

Response: The requested change has been made.

13. Comment: Under “Comparison of management fee rates under current and proposed management contracts” in the sub-section “What are the implications for the calculation of the fund’s management fee if the proposed new management contract is approved?,” please clarify whether the management fee figures for the Fund’s most recent fiscal year had the proposed new contract been in effect assume that the eighteen-month transition period has been completed.

Response: Disclosure has been added to explain that the management fee figures for the Fund’s most recent fiscal year had the proposed new contract been in effect assume that the eighteen-month transition period has been completed.

14. Comment: Under the sub-section “What are the implications for the calculation of the fund’s management fee if the proposed new management contract is approved?,” please confirm that the “Examples” will be in table format for easy readability.

Response: It is confirmed that the “Examples” are in table format.

15. Comment: Please add a Question and Answer regarding who is bearing the costs associated with the proposal, including proxy-related costs. If the transaction costs associated with the repositioning of the Fund are minimal, please confirm this supplementally.

Response: The requested changes have been made. Putnam Management expects that approximately 30% of the Fund’s assets will be sold in connection with the repositioning. It is confirmed that the transaction costs associated with repositioning the Fund are minimal and expected to be less than one basis point.

16. Comment: Under the sub-section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?,” please explain whether the Trustees considered any factors weighing against the proposal.

Response: The sub-section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?” has been revised to explain that the Independent Trustees considered that, following the eighteen-month transition period, the removal of the performance adjustment component of the management fee

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could result in lower or higher management fees under the proposed management contract depending on the Fund’s performance.

17. Comment: Under the sub-section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?,” please use separate paragraphs to discuss the proposed management contract and the repositioning of the Fund.

Response: The requested change has been made.

18. Comment: Under the sub-section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?,” please clarify whether the proposed management contract and the repositioning of the Fund were approved by the Trustees at the same meeting.

Response: The sub-section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?” has been revised to clarify that the proposed management contract and the repositioning of the Fund were approved by the Trustees at the same meeting.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments

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